[SUN LETTERHEAD]

February 17, 2009

Mr. Jerard Gibson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Via EDGAR and facsimile at (202) 772-9209

Re: Sun Communities, Inc. (the "Company")
        Registration Statement on Form S-3
        Registration No. 333-156618

Dear Mr. Gibson:

Pursuant to Rule 461, request is hereby made that the above-referenced registration statement be declared effective on Tuesday, February 17, 2009, at 5:30 pm, Eastern Time. The undersigned acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The undersigned is aware of the responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

SUN COMMUNITIES, INC.

By: /s/ Karen J. Dearing

Karen J. Dearing, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

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